UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
PROGRESS RAIL SERVICES CORPORATION 401(K) PLAN 1600 Progress Drive, Albertville, Alabama 35950 (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 100 NE Adams Street, Peoria, Illinois 61629 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Progress Rail Services Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2011 and 2010

Progress Rail Services Corporation 401(k) Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2011 and 2010	1
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010	2
Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	3
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2011	12
Signatures	13
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator, Investment
Plan Committee and Benefit Funds Committee of the
Progress Rail Services Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Progress Rail Services Corporation 401(k) Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 26, 2012

Progress Rail Services Corporation 401(k) Plan
Statements of Net Assets Available for Benefits December 31, 2011 and 2010

	2011	2010
Investments, at fair value
Caterpillar Inc. stock	$13,548,745	$9,904,049
Mutual funds	61,469,584	71,574,096
Common collective trust	12,551,157	3,664,423
Group annuity contract	21,259,767	18,040,093
Total investments	108,829,253	103,182,661
Receivables
Notes receivable from participants	5,276,436	4,897,808
Participant contributions receivable	322,973	231,935
Employer contributions receivable	249,061	303,206
Total receivables	5,848,470	5,432,949

Net assets available for benefits, at fair value	$114,677,723	$108,615,610

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010

	2011	2010
Additions
Investment income
Dividend and interest income	$2,337,449	$1,807,018
Net (depreciation) appreciation in fair value of investments	(6,739,657)	12,496,860
Net investment income (loss)	(4,402,208)	14,303,878
Interest income on notes receivable from participants	211,627	196,886
Contributions
Employer contributions	7,252,845	5,539,512
Participant contributions	9,203,902	7,042,301
Rollover contributions	1,230,069	621,434
Total additions	13,496,235	27,704,011
Deductions
Distributions paid to participants and beneficiaries	7,145,075	7,372,222
Administrative expenses	289,049	261,958
Total deductions	7,434,124	7,634,180
Net increase	6,062,111	20,069,831

Net assets available for benefits
Beginning of year	108,615,610	88,545,779
End of year	$114,677,721	$108,615,610

The accompanying notes are an integral part of these financial statements.

Progress Rail Services Corporation 401(k) Plan
Notes to Financial Statements December 31, 2011 and 2010

1.	Description of Plan
The following description of the Progress Rail Services Corporation 401(k) Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, refer to the Plan agreement.
General
The Plan was established September 1, 2002, and is a defined contribution plan covering substantially all nonunion employees of Progress Rail Services Corporation (the "Company") and its subsidiaries. The Company is a 100 percent-owned subsidiary of Caterpillar Inc. The Plan replaces the benefits provided by Electric Fuels Corporation 401(k) Plan, Chemetron Railway Products, Inc. Savings and Investment Program and United Industries Corporation Employees Savings Trust (the “Prior Plans”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is administered by the Company, which is responsible for nonfinancial matters, and the Benefit Funds Committee of the Company, which is responsible for all financial aspects of the Plan. The Company and the Benefit Funds Committee have entered into a trust agreement with Great West Retirement Services (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.
Rollover contributions in the Statements of Changes in Net Asset Available for Benefits include transfers of $0 and $256 in 2011 and 2010, respectively. The transfers are attributable to Plan participants who were formerly participants in Progress Rail Services Corporation - Bargaining Unit 401(k) Plan, a defined contribution plan covering substantially all union employees of the Company and its subsidiaries. During the respective Plan year, these participants were transferred to a nonunion position and therefore were eligible to participate in the Plan.
Contributions
Each year, participants may contribute up to 30 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution to participant accounts in an amount equal to 100 percent of the participant's elective deferral that does not exceed six percent of the participant's eligible compensation. The Company may also make a discretionary profit sharing contribution and qualified nonelective contributions, as defined in the Plan, to participants who are actively employed at the end of the Plan year. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations. The amount deferred by employees cannot exceed the limits set forth by Internal Revenue Code Section 415. The maximum amount allowed for the years ended December 31, 2011 and 2010 was $16,500.
Participant Accounts
Each participant's account is credited with the participant's elective deferrals, Company matching contributions, earnings for the participant-directed investments and allocations of the Company's discretionary profit sharing and discretionary nonelective contributions. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's discretionary profit sharing contributions and qualified nonelective contributions is based on years of service. A participant is 100 percent vested after five years of credited service.

Payment of Benefits
The entire vested balance of a participant's account may be distributed at the date of the participant's retirement from the Company, termination from service from the Company, death or permanent and total disability. Participants may request a withdrawal of their account balance, excluding their matching contributions, in cases of financial hardship. The normal retirement age, as defined by the Plan, is the date at which participants reach the age of 65. In-service distributions are permitted from a participant's vested account balance, provided the participant has attained the age of 59 1/2.
On termination of service, benefits may be paid as a lump-sum distribution or in substantially equal installments to the participant.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their participant accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. A participant may not have more than one loan outstanding at a time. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions within a specific period of time. Participant loans are reflected as Notes receivable from participants in the accompanying Statements of Net Assets Available for Benefits.
Forfeitures
Forfeitures of terminated participants' nonvested accounts were $920 and $905 at December 31, 2011 and 2010, respectively. These amounts will be used to reduce future Company matching contributions.
Investment Options
The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-two mutual funds, one group annuity contract, one collective trust fund and Caterpillar Inc. stock as investment options for participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan have been prepared under the accrual method of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
New Accounting Guidance
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Update No. 2010-06, which amends the Fair Value Measurements and Disclosures topic of the Codification. The amendments in this Update require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the activity in Level 3 fair value measurements and, in addition, clarify existing disclosures required for levels of disaggregation and inputs and valuation techniques. These amendments were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted this amendment for the period ended December 31, 2010, and the disclosures required for the period ended December 31, 2011 are included within the notes to the financial statements.

Accounting Pronouncements Not Yet Adopted
In May 2011, the FASB issued Update No. 2011-04 - Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. The FASB issued this Update as part of their convergence efforts with the International Accounting Standards Board (“IASB”) to achieve a global standard for fair value measurement and disclosures. The amendments in this Update change the wording used to describe many of the requirements in U.S. GAAP for fair value measurements and disclosures but were not intended to change the application of the requirements of Topic 820, Fair Value Measurements and Disclosures. The Plan will adopt the provisions of this Update as of January 1, 2012, but does not expect a material impact to the Plan's Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits. The Plan is evaluating the future impact this standard will have on disclosures related to fair value measurements.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Company provides certain administrative and accounting services to the Plan at no cost. Most administrative expenses are paid directly by the Company sponsor and include audit fees and legal fees. Administrative expenses incurred by the Plan include loan and distribution fees charged directly to the participant's accounts and investment management fees, which are netted against investment returns.
Concentrations of Credit Risk
Financial instruments that potentially subject the Plan to concentrations of credit risk are part of the holdings in the Plan's investments. Management believes that the custodian maintains the Plan's investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.
Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.	Investments
Investments at December 31, 2011 and 2010 consist of the following:

	Fair Value
	2011	2010

Caterpillar Inc. stock	$13,548,745	$9,904,049
Mutual funds	61,469,584	71,574,096
Common collective trust	12,551,157	3,664,423
Group annuity contract	21,259,767	18,040,093
	$108,829,253	$103,182,661
During 2011 and 2010, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value by ($6,739,657) and $12,496,860, respectively, as follows:

	2011	2010

Mutual funds	$(6,148,961)	$8,836,280
Common collective trust	(209,223)	335,757
Caterpillar Inc. stock	(381,473)	3,324,823
Net (depreciation) appreciation in fair value of investments	$(6,739,657)	$12,496,860
The fair value of individual investments that represent five percent or more of the Plan's net assets as of December 31 are as follows:

	2011	2010

Key Guaranteed Portfolio Fund	$21,259,767	$18,040,093
American Funds Growth Fund A	*	$5,271,286
MFS Value Fund - A	*	$10,928,646
PIMCO Total Return Admin Fund	$7,136,096	$5,810,810
Thornburg International Value Fund	*	$10,147,757
Invesco Van Kampen Small Cap Value Fund	*	$7,069,176
Caterpillar Inc. stock	$13,548,745	$9,904,049
RS Partners A Fund	$8,243,164	$8,575,621
MFS Growth Allocation Fund	*	$6,818,748
Blackrock Equity Index - Collective Fund	$12,551,157	*
Thornburg International Value Fund R4	$13,762,730	*

* Investment holdings did not meet the 5% threshold.

4.	Investment Contract with Insurance Company
The Plan has a group annuity contract with Great-West Life & Annuity Insurance Company ("Great-West") that invests contributions in the Key Guaranteed Portfolio Fund. The Key Guaranteed Portfolio Fund is a general account product. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The interest crediting rate is reset quarterly.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract since the contract was determined to be fully benefit-responsive. The contract is included in the financial statements at fair value which approximates contract value. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 and 2010 was $21,259,767 and $18,040,093, respectively. The crediting interest is based on a formula agreed upon with the issuer but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following:
(a) amendments to the Plan document (including complete or partial Plan termination or merger with another plan),
(b) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions,
(c) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan or
(d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The group annuity contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2011	2010
Average yields
Based on actual earnings	2.03%	2.56%
Based on interest rate credited to participants	2.03%	2.49%

5.	Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 Quoted prices for identical instruments in active markets.

•
Level 2    Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 Model-derived valuations in which one or more significant inputs or significant value‑drivers are unobservable.
When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.
Investments are stated at fair value. Investments in common stock (Caterpillar Inc. stock) are valued at quoted market prices. Collective trust fund investments are stated at unit value, which represents the fair value of the underlying investments. Registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. There have been no changes in the methodologies used at December 31, 2011 and 2010.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The collective trust fund is valued at the unit value, as reported by the trustee of the collective trust fund on each valuation date, based on the fair value of the underlying investments. The fund objective is to match the performance of the S&P 500 Index by investing in stocks that make up the index. The fund does not have any unfunded commitments.  It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.
The Plan's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced funds	$10,940,994	$—	$—	$10,940,994
Growth funds	8,200,684	—	—	8,200,684
Value funds	12,239,941	—	—	12,239,941
Fixed income funds	9,306,049	—	—	9,306,049
Target date funds	—	—	—	—
International funds	15,777,909	—	—	15,777,909
Allocation funds	5,004,007	—	—	5,004,007
Total mutual funds	61,469,584	—	—	61,469,584

Caterpillar Inc. stock	13,548,745	—	—	13,548,745
Collective trust fund	—	12,551,157	—	12,551,157
Group annuity contract	—	—	21,259,767	21,259,767
Total investments	$75,018,329	$12,551,157	$21,259,767	$108,829,253

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced funds	$11,477,831	$—	$—	$11,477,831
Growth funds	10,709,282	—	—	10,709,282
Value funds	18,921,963	—	—	18,921,963
Fixed income funds	6,923,734	—	—	6,923,734
Target date funds	—	—	—	—
International funds	13,944,344	—	—	13,944,344
Allocation funds	9,596,942	—	—	9,596,942
Total mutual funds	71,574,096	—	—	71,574,096

Caterpillar Inc. stock	9,904,049	—	—	9,904,049
Collective trust fund	—	3,664,423	—	3,664,423
Group annuity contract	—	—	18,040,093	18,040,093
Total investments	$81,478,145	$3,664,423	$18,040,093	$103,182,661
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2011:

Beginning balance at January 1, 2011	$18,040,093
Investment income	398,983
Purchases	8,864,384
Sales	(6,043,693)
Ending balance at December 31, 2011	$21,259,767
The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2010:

Beginning balance at January 1, 2010	$12,705,335
Investment income	402,873
Purchases	11,500,759
Sales	(6,568,874)
Ending balance at December 31, 2010	$18,040,093
Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

6.	Income Tax Status
The Plan has adopted a prototype nonstandardized profit sharing plan which received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the prototype was designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has not received a determination letter specific to the Plan itself, and the Plan has been amended from the original prototype. However, the plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2011.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7.	Related Party Transactions
The Plan includes a group annuity contract and participant loans issued and managed by Great-West Life and Annuity Insurance Company and its subsidiaries. Certain subsidiaries provide administration and recordkeeping services to the Plan while another serves as Plan custodian. These specific investments issued by or managed by Great-West Life and Annuity Insurance Company qualify as party-in-interest transactions. Fees paid by the Plan to the related party for investment management services related to these investments totaled approximately $23,920 and $15,657 for the years ended December 31, 2011 and 2010, respectively.
The Plan holds an employer common stock investment which is comprised of Caterpillar Inc. common stock and cash and issues loans to participants which are secured by balances in the participant's accounts. During the year ended December 31, 2011, the Plan purchased 60,692 shares of employer common stock for $5,715,100, disposed of 19,179 shares for $1,902,273 and received $213,114 in dividend payments. During the year ended December 31, 2010, the Plan purchased 52,296 shares of the employer common stock for $3,912,554, disposed of 34,378 shares for $2,359,374 and received $152,993 in dividend payments. These transactions qualify as party-in-interest transactions.

Supplemental Schedule

Progress Rail Services Corporation 401(k) Plan
EIN 59-2740308 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2011
(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	MFS Growth Allocation Fund	Mutual Fund		$1,943,205
	MFS Conservative Allocation Fund	Mutual Fund	**	949,364
	MFS Moderate Allocation Fund	Mutual Fund	**	2,111,438
	Thornburg International Value Fund R4	Mutual Fund	**	13,762,730
	Janus Overseas Fund A	Mutual Fund	**	2,015,179
	Baron Small Cap Fund	Mutual Fund	**	985,086
	RS Partners A Fund	Mutual Fund	**	8,243,164
	Invesco Van Kampen Small Cap Value Fund	Mutual Fund	**	5,543,225
	Goldman Sachs Mid Cap Value Fund	Mutual Fund	**	2,557,834
	Munder Mid-Cap Core Growth A Fund	Mutual Fund	**	1,555,926
	Third Avenue Value Fund	Mutual Fund	**	975,816
	Davis NY Venture A Fund	Mutual Fund	**	1,122,092
	American Funds Growth Fund A	Mutual Fund	**	2,918,998
	Janus Adviser Forty Class A Fund	Mutual Fund	**	2,008,812
	Fidelity Advisor Leverage Co.
	Stk -T Fund	Mutual Fund	**	599,921
	MFS Value Fund - A	Mutual Fund	**	3,784,166
	Pioneer Cullen Value Fund A	Mutual Fund	**	354,716
	Maxim Loomis Sayles Bond Portfolio	Mutual Fund
	Fund			1,368,992
*	Key Guaranteed Portfolio Fund	Group Annuity Contract		21,259,767
	PIMCO Real Return Fund A	Mutual Fund	**	489,416
	PIMCO Total Return Admin Fund	Mutual Fund	**	7,136,096
	Templeton Global Bond A	Mutual Fund	**	311,546
	Oppenheimer Developing Markets Fund A	Mutual Fund	**	731,862
	Blackrock Equity Index - Collective Fund	Collective Trust Fund	**	12,551,157
*	Caterpillar Inc.	Common Stock	**	13,548,745
		Total investments		108,829,253

*	Notes Receivable from Participants	Various maturity dates through 2016, various interest rates ranging from 4.25% and 9.25%		5,276,436
		Total assets (held at year end)		$114,105,689

*	Represents a party-in-interest to the Plan.
**	The information in Column (d) has not been presented since investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Progress Rail Services Corporation 401(k) Plan

June 26, 2012	By:	/s/Brian K. Buttram
		Name:	Brian K. Buttram
		Title:	Plan Administrator

/s/Bernard Graney
		Name:	Bernard Graney
		Title:	Chairman, Progress Rail Services Corporation Benefit Funds Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm